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                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549


                                  SCHEDULE 13D

                    Under the Securities Exchange Act of 1934
                               (Amendment No. 3)*


                         Magellan Health Services, Inc.
--------------------------------------------------------------------------------
                                (Name of Issuer)

                     Common Stock, par value $0.25 per share
--------------------------------------------------------------------------------
                         (Title of Class of Securities)

                                   559079-10-8
              ----------------------------------------------------
                                 (CUSIP Number)

                          Michael A. Gerstenzang, Esq.
                       Cleary, Gottlieb, Steen & Hamilton
                                One Liberty Plaza
                            New York, New York 10006
                                 (212) 225-2000
--------------------------------------------------------------------------------
           (Name, Address and Telephone Number of Person Authorized to
                      Receive Notices and Communications)

                                February 17, 2000
              ----------------------------------------------------
             (Date of Event which Requires Filing of this Statement)


If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of ss.ss. 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. |_|

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. Seess. 240.13d-7(b) for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                                  SCHEDULE 13D
CUSIP No. 559079-10-8

    1      NAME OF REPORTING PERSON
           S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

           TPG Advisors II, Inc.

    2      =====================================================================

           CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*            (a)  |_|
                                                                        (b)  |_|
    3


    4      SOURCE OF FUNDS*

           00 - Contributions of Partners of Affiliates

    5      CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
           PURSUANT TO ITEMS 2(d) or 2(e)                   |_|

    6      CITIZENSHIP OR PLACE OF ORGANIZATION

           Delaware

                              7       SOLE VOTING POWER

    NUMBER OF SHARES          8       SHARED VOTING POWER
 BENEFICIALLY OWNED BY                8,540,053 (See Items 4 and 5.)
     EACH REPORTING
         PERSON               9       SOLE DISPOSITIVE POWER
          WITH

                              10      SHARED DISPOSITIVE POWER
                                      8,540,053 (See Items 4 and 5.)

   11      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

           8,540,053 (See Items 4 and 5.)

   12      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11)
           EXCLUDES CERTAIN SHARES*                       |_|

   13      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

           21.08% (See Items 4 and 5.)

   14      TYPE OF REPORTING PERSON*

           CO

                      *SEE INSTRUCTIONS BEFORE FILLING OUT!
          INCLUDE BOTH SIDES OF THE COVER PAGE, RESPONSES TO ITEMS 1-7
      (INCLUDING EXHIBITS) OF THE SCHEDULE, AND THE SIGNATURE ATTESTATION.

     This Amendment No. 3 amends and supplements the Schedule 13D (as amended to the date hereof, the "Schedule") filed on July 26, 1999, as amended on September 30, 1999 and December 15, 1999, by TPG Advisors II, Inc. ("TPG Advisors"), with respect to the common stock, par value $0.25 per share (the "Common Stock"), of Magellan Health Services, Inc. (the "Company"). All capitalized terms used but not defined in this Amendment have the meanings ascribed to such terms in the Schedule.

     Item 4. Purpose of Transaction.

     On February 17, 2000, the Company obtained the requisite approval of the Company's stockholders, which was the last approval necessary, to permit the TPG Parties to exercise the Option. Accordingly, the TPG Parties currently have an irrevocable option to purchase an aggregate of 21,000 additional shares of Series A Preferred Stock for an aggregate purchase price of $21,000,000.

     The Option may be exercised by the TPG Parties at any time, in whole and not in part, during the period commencing on February 17, 2000 and ending on August 17, 2002 (such date, as it may be extended, the "Expiration Date"). Under certain circumstances described in the Schedule, the Expiration Date may be extended, the Option may be exercised in part and the Company may require the TPG Parties to exercise the Option.

     Item 5. Interest in Securities of the Issuer.

     By virtue of its beneficial ownership of Series A Preferred Stock and the Option, as the general partner of the general partner of TPG, TPG Parallel and TPG Investors, and as the general partner of TPG 1999, TPG Advisors may be deemed to beneficially own up to 8,540,053 shares of Common Stock, representing in the aggregate 21.08% of the outstanding shares of Common Stock (based on the number of shares of Common Stock represented by the Company to be outstanding as of January 31, 2000 in its Quarterly Report on Form 10-Q for the quarter ended December 31, 1999).

                                    SIGNATURE

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement with respect to TPG Advisors II, Inc. is true, complete and correct.

Dated:  February 18, 2000

                                                   TPG ADVISORS II, INC.


                                                   By:  /s/ Richard A. Ekleberry
                                                        ------------------------
                                                   Name:  Richard A. Ekleberry
                                                   Title: Vice President